DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04020866

March 15, 2004

Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-234

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/15/2004

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Dear Mr. Simon:

This is in response to your letter dated September 22, 2003. In that letter, you requested the Commission's view on the Division of Corporation Finance's September 8, 2003 no-action letter regarding a shareholder proposal that you submitted to CheckFree Corporation.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

803019

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
phone: (212) 669-7775
fax: (212) 815-8578

September 22, 2003

BY EXPRESS MAIL

Alan L. Beller
Director
Division of Corporation Finance

Jonathan G. Katz
Secretary
Office of the Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Submission of the Staff No-Action Letters to Comverse Technology, Inc. and CheckFree Corporation (September 8, 2003) to the Full Commission for Review

Dear Mr. Beller and Mr. Katz:

On September 8, 2003, the Division of Corporation Finance staff ("Staff") issued two no-action letters (the "No-Action Letters," Exhibits 1 and 2) to CheckFree Corporation and Comverse Technology, Inc., respectively, (collectively, "the Companies"), as to identical shareholder proposals (the "Proposals") that the New York City Pension Funds (the "Funds") submitted to the Companies. The Proposals called for the Companies to establish channels for shareholders to communicate directly with non-management directors. Those Proposals are wholly consistent with the recently proposed Rule of the Securities and Exchange Commission (the "Commission") on just such communications. The No-Action Letters, nonetheless, advised that on "ordinary business" grounds, the Staff would not recommend enforcement action to the if the Companies omitted the Proposals from the proxy statements for their 2003 annual meetings of shareholders. Currently pending before the Commission is the Funds' March 28, 2003 request for Commission review of no-action letters issued with respect to the Funds' prior, identical Proposals to Advanced Fiber Communications, Inc and PeopleSoft, Inc (March 10 and 14, 2003). We respectfully request that the Division also submit both September 8, 2003 No-Action Letters to the full Commission for review.

I. Basis of the Request for Commission Review

Pursuant to Section 202.1(d) of the SEC Rules of Practice, the Commission may review issues "which involve matters of substantial importance and where the issues are novel or highly complex." Having reviewed the Proposals and issues here, I believe that the issuance of the No-Action Letters, which allow the Companies, on "ordinary business" grounds, to avoid a vote on communications with non-management directors, involves a matter of substantial importance to all shareholders, is novel in view of the many recent changes in corporate governance regulation, and thus meets the standard for Commission review.

To redress the investor crisis of confidence, Congress, the Commission, the NYSE and the NASD have all recently mandated that non-management directors be empowered to act independently, in such areas as audits, nominations, and compensation. To carry out those duties, non-management directors need access to information that is not filtered by the very management whom they are charged to oversee. Independent channels of communication with shareholders and others would help meet that need. The Commission itself has accorded these principles strong recognition in its August 8, 2003 Release, "Proposed Rule: Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors," Release No. 34-4830. The Commission stated in the Release that "Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations." *Id* In light of that clearly-expressed policy, Commission review is appropriate to ensure that company managements cannot prevent shareholders from expressing their views through a vote on the very subject of "communicating with board members."

II. The Proposals

The Proposals begin by accurately summarizing listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. They then reference a 1994 academic study on the subject, and mention briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock

Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The Funds' Proposals are focused on facilitating shareholder communications with independent directors on corporate governance matters. They do not relate to the mechanics of routine communications. Thus, the Proposals, in their second paragraph, state that the NYSE, "recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management" (emphasis added). The NYSE standards, titled "Corporate Governance Rule Proposals," were, in turn, a source for the Commission's August 8, 2003 Release on shareholder communications. The Proposals continue by emphasizing how direct communications between shareholders and non-management directors would help achieve that aim. Even were scrutiny limited to the "Resolved" clause, that clause explicitly refers to "the applicable standard adopted by the New York Stock Exchange Board of Directors." That NYSE standard deals with corporate governance from its opening sentence. The Proposals thus relate only to communications on matters of corporate governance. Indeed, the Funds submit that the requested 'Office of the Board of Directors' could properly decline to forward communications from shareholders that dealt instead with day-to-day business matters.

III. Facilitating Shareholder Communications with Directors on Corporate Governance Matters Does Not Constitute "Ordinary Business."

The Funds' March 28, 2003 request for review and this request alike have gained strong new support from the Commission's recent Releases on the subject of shareholder communications with directors. Consequently, this submission will focus on those Releases, and not repeat the detailed arguments previously set forth in the Funds' earlier request for review, as to why, after Enron and Sarbanes-Oxley, proposals for shareholder communications with directors are not excludable as "ordinary business." The Funds incorporate by reference those arguments from their March 28 and April 25, 2003 letters in support of their request for review (Exhibits 3 and 4). The Funds further request that the Commission consider the arguments in this submission in connection with the Funds' March 28, 2003 request for review.

The strong policy reasons for facilitating shareholder communications with directors were set forth by the Commission, initially in an August 6, 2003 press release, "SEC Proposes Disclosure Requirements Related to Director Nominations and Shareholder Communications," at www.sec.gov/news/press/2003-92.htm. The news release quoted Chairman Donaldson: "We also believe that better information about the processes of shareholder communications with boards lies at the foundation of shareholder understanding of how they can interact with directors and director processes." Several days later, the Proposed Rule was released, "Proposed Rule: Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors," Release No. 34-48301 (August 8, 2003). The Commission began the section headed "Disclosure Regarding the Ability of Security Holders to Communicate with the Board of Directors," by noting:

> During the past proxy season, as well as in the recent review of the proxy rules relating to the nomination and election of directors, we have become increasingly aware of investors' desire for a means by which to communicate with the directors of the companies in which they invest.[41] Although Exchange Act Rule 14a-8 already creates a possible mechanism for security holders to seek further access to communicate with the board, investors and investor advocacy groups have indicated that this mechanism would be enhanced meaningfully by a process that allows security holders to communicate directly with board members.[42]

Footnote 41 identifies the New York City Pension Funds' Proposal as a source of the new corporate governance rule. The Release then continues, citing with approval the NYSE listing standard that forms the basis of the Funds' Proposal:

> Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations, as well as security holder understanding of the companies in which they invest. The Commission has published a NYSE listing standard proposal that states: "In order that interested parties may be able to make their concerns known to non-management directors, a company must disclose a method for such parties to communicate directly and confidentially with the presiding director [of the non-management directors] or with non-management directors as a group."[43]

The Commission analogized the NYSE requirement for communications with independent directors to the already-approved NYSE standard for communications with audit committees:

> This method could be analogous to the method in the NYSE listing standards that will be required by Exchange Act Rule 10A-3 regarding audit committees. These standards would require that "[e]ach audit committee ... establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters."[44]

In sum, the Commission's recent Release on facilitating shareholder communications with directors draws upon the Funds' Proposals and upon the NYSE standard that the Funds' Proposals are based upon. The Funds' Proposals embody critical public interests in corporate governance, interests endorsed by the Commission. That public interest in close shareholder scrutiny of corporate governance matters continues. *See* "In String of Corporate Troubles, Critics Focus on Boards' Failings," *New York Times*, Sept. 21, 2003, p.1, col. 1 (Exhibit 5). The Funds' corporate governance Proposals on shareholder communications are not excludable as "ordinary business."

We note that the Staff did decline to issue a no-action letter in *Kroger Co.* (April 11, 2003), with respect to a proposal related to shareholder communications with independent directors as to shareholder proposals that had obtained the vote of a majority of shareholders. Subsequently, the Staff's July 15, 2003 Report, "Review of the Proxy Process Regarding the Nomination and Election of Directors," drew a distinction that while the *Kroger* proposal was limited to matters of corporate governance, the Funds' Proposals "did not limit the nature of the communications to other than ordinary business." *Id.* at p. 25, fn. 53, 55. We submit that the same result as in *Kroger* should in fact obtain here. Not only do the Funds' Proposals on their face show that the communications sought relate only to corporate governance, but the August 8, 2003 Release shows that shareholder-director communications are central to corporate governance. Thus, while the precise words "relating to corporate governance" are not within the resolved clause itself, they are there by clear implication (or if need be, by minor amendment).

The Staff's decision to issue the No-Action Letters should be reviewed, and reversed.

IV. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Funds' Proposals are far from ordinary business, and the Commission should reverse the Staff's concurrence with the Companies' arguments as to 14a-8(i)(7).

Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above. Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP

Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur, LLP

Paul C. McCoy, Esq.
Pillsbury Winthrop LLP

CC

1

September 8, 2003

Robert J. Tannous
Porter Wright Morris & Arthur LLP
41 South High Street
Columbus, OH 53215-6194

Re: CheckFree Corporation
Incoming letter dated July 9, 2003

Dear Mr. Tannous:

This is in response to your letter dated July 9, 2003 concerning the shareholder proposal submitted to CheckFree by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund. We also have received letters on the proponents' behalf dated August 8, 2003 and August 28, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

PORTER WRIGHT MORRIS & ARTHUR LLP
Attorneys & Counselors at Law

Robert J. Tannous
614-227-1953
rtannous@porterwright.com

41 South High Street
Columbus, Ohio 43215-6194

Facsimile: 614-227-2100
Toll Free: 800-533-2794

July 9, 2003

VIA OVERNIGHT MAIL

Office of The Chief Counsel
Division of Corporation Finance
Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, CheckFree Corporation (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Mr. William C. Thompson, Jr., Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponents"). The Proposal requests that the Company's Board of Directors "establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors." The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that:

I. The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations;

II. The Proposal is excludable under Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and

III. The Proposal is excludable under Rule 14a-8(i)(3), because the Proposal contains certain false and misleading statements.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2003 Proxy Materials. The Company intends to file its definitive 2003 Proxy Materials on or after September 29, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

Discussion

I. The Proposal Should Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks the establishment of an Office of the Board of Directors "to enable direct communications, including meetings, between non-management directors and shareholders" and requests that the Office of the Board of Directors "report directly to a committee of the non-management directors." The Proposal indicates that the main objective of the Proposal is not to address any particular policy or to provide an avenue for stockholder feedback on matters before the Board of Directors, but rather is to promote communication (including "constructive discussions of perspectives," "enhanced understanding," "valuable feedback" and "meaningful links") between the Company's non-management directors and its shareholders. As more fully explained below, there is strong precedent that stockholder proposals addressing general corporate goals and proposals addressing stockholder communications come within the ambit of ordinary business operations. In fact, the Staff has permitted the exclusion of the very same proposal submitted by the Proponents to other registrants on the basis that the proposal related to the registrants' ordinary business operations. See Advanced Fibre Communications, Inc. (avail. March 10, 2003) and PeopleSoft, Inc. (avail. March 14, 2003).

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998

Release"). The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals.

In both Advanced Fibre Communications, Inc. (avail. March 10, 2003) and PeopleSoft, Inc. (avail. March 14, 2003), the Proponents submitted the very same proposal for inclusion in the proxy materials of the respective registrants. In both cases, the Staff allowed exclusion of the proposal under Rule 14a-8(i)(7), as it related to the registrant's ordinary business operations (i.e., procedures for enabling shareholder communications).

Furthermore, in Chevron Corp. (avail. Feb. 8, 1998), the Staff permitted the exclusion of a stockholder proposal mandating that the board of directors establish an "Office of Shareholder Ombudsman to resolve shareholder complaints." The Staff noted that the Chevron proposal was excludable under the predecessor to Rule 14a-8(i)(7) as "it relates to the Company's ordinary business operations (i.e., procedures for dealing with shareholders)." Like the Chevron proposal, the Proposal comes within the Rule 14a-8(i)(7) exclusion because it requests the creation of an Office of the Board of Directors in order to foster one aspect of the Company's procedures for dealing with its stockholders: dealings between the Company's non-management directors and the Company's stockholders.

In Jameson Inns Inc. (avail. May 15, 2001), a stockholder proposal urged the board of directors to take three specific actions, including "setting up a forum . . . to allow shareholders to ask questions of independent board members concerning conflicts of interest." The proponent cast these recommendations as a method for the Company to "improve shareholder communications." The Staff concurred that this proposal related to ordinary business matters, and, therefore, was excludable under Rule 14a-8(i)(7), as it related to "procedures for improving shareholder communications." Both the Jameson Inns proposal and the Proposal address improving communications between non-management directors and shareholders. Like the Jameson Inns proposal, which allowed "shareholder[s] to ask questions of independent board members," the Proposal seeks "to enable direct communications, including meetings, between non-management directors and shareholders." As recognized in the Jameson Inns proposal, communications between independent, non-management directors and stockholders is a type of stockholder communications by companies covered by SEC Staff precedent dealing with "procedures for improving shareholder communications."

The Proposal also is distinguishable from a line of SEC Staff no-action letters denying no-action relief under Rule 14a-8(i)(7) and its predecessor where the stockholder proposals explicitly concerned policy issues and enabling stockholder feedback on matters before the Board of Directors rather than matters relating to ordinary business operations. For example:

- In TRW, Inc. (avail. Feb. 12, 1990), the Staff indicated that proposals designed to assist communications between management and the stockholders regarding the Company's ordinary business operations are excludable. The TRW proposal sought "the establishment of a committee of shareholders to advise the Board of Directors on shareholder interests." In denying no-action relief, the Staff noted "that the proposal involves the formation of a shareholder advisory committee for the purpose of representing the interests of shareholders on matters under consideration by the Board, rather than for the purpose of assisting communication between management and shareholders on matters related to the Company's ordinary business operations."

- In Exxon Corporation (avail. Feb. 28, 1992), the Staff was unable to concur that a proposal to establish a committee of stockholder representatives to "review the management of the business and affairs of the corporation by the board of directors and [to] advise the board of its views and the views of shareholders which are expressed to the committee" was excludable under the predecessor to Rule 14a-8(i)(7). The Staff noted that "under the terms of the proposal, although the purpose of the shareholders' committee is to provide a means of communication with management, the nature and scope of that communication would appear as not involving matters concerning the conduct of the Company's ordinary business operations."

See also McDonald and Co. Investments, Inc. (avail. May 6, 1991) (proposal seeking creation of "Stockholders' Advisory Committee [to] provide non-binding advice to the Board of Directors regarding the interests of shareholders on principal policy considerations relevant to the Company and its business").

In contrast, the Proposal makes no reference, directly or indirectly, to "representing the interests of shareholders on matters under consideration by the Board." Nor does the Proposal advocate any particular goal or program. And, unlike the stockholder proposal in Exxon Corporation, the Proposal concerns the Company's ordinary business operations as it seeks to regulate how one part of the Company, specifically the Company's non-management directors, communicates with stockholders. This is evidenced by the Proposal's repeated references to facilitating "direct communications" and other general phrases indicating that the Proposal concerns promoting overall communications between the Company's non-management directors and stockholders rather than specific policies:

- The Proposal's title indicates that the purpose of the Proposal is to establish a "dialogue."

- The Proposal cites the New York Stock Exchange proposed listing standard as a means "to facilitate direct communications between shareholders and the non-management directors" and "for shareholders to communicate directly with non-management directors." Paragraphs 3 and 4.

- The Proposal references "several mechanisms" contained in the referenced January 1994 study to promote "direct communications between directors and shareholders." Paragraph 5.

- The Proposal indicates that implementation of the Proposal will lead to "constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected." Paragraph 6.

- The Proposal seeks "to enable direct communications." Paragraph 7.

In sum, since both the objective and the express language of the Proposal is limited to generally promoting increased communication between the Company and its stockholders, the Proposal relates to the Company's ordinary business. Therefore, we believe that the Proposal should be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). Furthermore, the 1998 Release notes that this paragraph merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991).

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). See also The Gap, Inc. (avail. Mar. 8, 1996). As discussed below, the Company already maintains several avenues of communication between the Board of Directors and the Company's shareholders, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot.

The Company's stockholders currently may communicate both directly and indirectly with the non-management members of the Company's Board of Directors in a variety of ways, including via the Company's investor relations group, the Corporate Secretary's office, at the annual shareholders meeting, and by writing non-management members of the Board of Directors either directly or in care of the Company. Furthermore, the Company's non-management directors would consider a request for meetings with shareholders made through these avenues. Thus, the Company already "enables direct communications, including meetings, between non-management directors and shareholders."

III. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because The Proposal Contains False and Misleading Statements regarding the NYSE Proposed Rules.

If the Staff disagrees that the Proposal may be excluded on the bases described above, then the Proposal is excludable under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading in violation of Rule 14a-9. In particular, the Proposal contains numerous misleading statements regarding the NYSE Proposed Rules.

A. The Proposal is False and Misleading because It Suggests that the Company is Required to Comply with the NYSE Proposed Rules.

The Proposal is excludable pursuant to Rule 14a-8(i)(3) because it suggests that the Company is required to comply with the NYSE Proposed Rules. Specifically, the Proposal implies that the NYSE Proposed Rules are standards applicable to the Company by stating that the NYSE "adopted a listing standard" and the standard "requires NYSE-listed companies" to take the specified actions. The Proposal is false and misleading because, while the NYSE Board of Directors approved the NYSE Proposed Rules, under Rule 19b-4 of the Securities Exchange Act of 1934, "proposed rule changes by self-regulatory organizations" like the NYSE must be submitted to the SEC first for approval before implementation. Furthermore, as indicated in the Company's public filings with the SEC, the Company is listed on the Nasdaq National Market and not on the NYSE. Therefore, even if the NYSE Proposed Rules become effective, such rules will not be applicable to the Company. We request that the Staff concur that the Proposal is excludable because it is false and misleading under Rule 14a-8(i)(3).

B. The Proposal is False and Misleading Because It Suggests that Establishing an "Office of the Board of Directors" Is Required under the NYSE Proposed Rules.

The Proposal incorrectly suggests that establishing an "Office of the Board of Directors" is required in order to implement the NYSE Proposed Rules. The Proposal requests that "the board of directors . . . establish an Office of the Board of Directors [to] enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors". This statement strongly suggests that establishing an Office of the Board of Directors is "based on the applicable standards" of the NYSE and, therefore, required under such standards. In fact, the NYSE Proposed Rules provide that "a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." See File No. SR-NYSE-2002-33. Therefore, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(3).

* * *

We respectfully request that the staff not recommend enforcement action if the Proposal is omitted from the 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (614) 227-1953.

Sincerely,

Robert J. Tannous

cc: William C. Thompson, Jr.,
Comptroller of the City of New York
David E. Mangum
Laura E. Binion, Esq.

Exhibit A

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, the standard requires NYSE-listed companies to disclose in their annual proxy statements the name of the non-management director presiding over regularly scheduled executive sessions of the non-management directors, and a means for shareholders to communicate directly with non-management directors; and

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations*, prepared on behalf the New Foundations Working Group, New Foundations Center for Business and Government, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

RECEIVED
2003 AUG 12 AM 9:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 8, 2003

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CheckFree Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), as a preliminary response to the July 9, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Porter Wright Morris & Arthur on behalf of CheckFree Corporation (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal relating to direct shareholder communications with independent directors of the Company (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934.

Two days ago, the Commission issued a news release, announcing proposed rules as to, among other items, disclosure of means for shareholders to communicate with directors. *See* "SEC Proposes Disclosure Requirements Related to Director Nominations and Shareholder Communications," at www.sec.gov/news/press/2003-92.htm. The news release quoted Chairman Donaldson: "We also believe that better information about the processes of shareholder communications with boards lies at the foundation of shareholder understanding of how they can interact with directors and director processes."

While the proposed rules are not yet available on the Commission's website, the news release did summarize:

> Today's proposals also would call for important new information regarding shareholder communications with directors, including:
>
> - whether a company has a process for communications by shareholders to directors and, if not, the reasons why it does not;
> - the procedures for communications by shareholders with directors;
> - whether such communications are screened and, if so, by what process; and
> - whether material actions have been taken as a result of shareholder communications in the last fiscal year.

Id.

It would appear from that summary that the proposed rules will likely have a material impact upon the Staff's consideration of the Company's request as to the Proposal, particularly to the extent that they may signify that shareholder communications with directors are a significant corporate governance priority, and do not fall within "ordinary business." Accordingly, on behalf of the Funds, I will defer a full response to the Company's July 9 letter until after the proposed rules are publicly available. I will provide that response as soon as possible after that date. I request that the Staff of the Division of Corporate Finance defer action on the Company's request until after receipt of the Funds' full response.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Robert J. Tannous, Esq.
Porter Wright Morris & Arthur LLP
41 South High Street
Columbus, Ohio 43215-6194

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

August 28, 2003

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CheckFree Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), in formal response to the July 9, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Porter Wright Morris & Arthur on behalf of CheckFree Corporation (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal relating to direct shareholder communications with independent directors of the Company (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934. I had sent a preliminary response to the Division of Corporate Finance on August 8, 2003, noting the Commission's imminent release of Proposed Rules relating to disclosure of procedures for shareholder communications with directors, and requesting to defer a full response until such time. As those Proposed Rules have now been released, Release No. 48301 (Aug. 11, 2003), I submit this response.

I have reviewed the Proposal, as well as the July 9, 2003 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by accurately summarizing listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. It then references a 1994 academic study on the subject, and mentions briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The Funds' Proposal is focused on facilitating shareholder communications with independent directors on corporate governance matters. It does not relate to the mechanics of routine communications. Thus, the Proposal, in its second paragraph, states that the NYSE, "recognizing the need <u>to improve corporate governance</u>, adopted a listing standard to empower non-management directors as a more effective check on management" (emphasis added). The Proposal continues by emphasizing how direct communications between shareholders and non-management directors would help achieve that aim. Even were scrutiny limited to the "Resolved" clause, that clause explicitly refers to "the applicable standard adopted by the New York Stock Exchange Board of Directors." That NYSE release was titled "Corporate Governance Rule Proposals," and deals with corporate governance from its opening sentence. The Proposal thus relates only to communications on matters of corporate governance. Indeed, the Funds submit that in light of that consistent focus, the requested 'Office of the Board of Directors' could properly decline to forward communications from shareholders that dealt instead with day-to-day business matters.

II. The Company's Opposition and the Funds' Response

In its letter of July 9, 2003, the Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(7) (ordinary business); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (violative of proxy rules). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

A. The Proposal Is Not Excludable as Ordinary Business

The SEC's Releases and recent public policy developments make it clear that the Company cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' Proposal that there be direct communications with independent directors.

The strong policy arguments for facilitating such communications were most recently set forth by the Commission in its August 11, 2003 Release, "Proposed Rule: Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors," Release No. 34-48301. The Commission began the section headed "Disclosure Regarding the Ability of Security Holders to Communicate with the Board of Directors," by noting: "

> During the past proxy season, as well as in the recent review of the proxy rules relating to the nomination and election of directors, we have become increasingly aware of investors' desire for a means by which to communicate with the directors of the companies in which they invest.[41] Although Exchange Act Rule 14a-8 already creates a possible mechanism for security holders to seek further access to communicate with the board, investors and investor advocacy groups have indicated that this mechanism would be enhanced meaningfully by a process that allows security holders to communicate directly with board members.[42]

Significantly, footnote 41 identifies the New York City Pension Funds' Proposal as a key source of the new corporate governance rule. The Release then continues, citing with approval the very NYSE listing standard that forms the basis of the Funds' Proposal:

> Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations, as well as security holder understanding of the companies in which they invest. The Commission has published a NYSE listing standard proposal that states: "In order that interested parties may be able to make their concerns known to non-management directors, a company must disclose a method for such parties to communicate directly and confidentially with the presiding director [of the non-management directors] or with non-management directors as a group."[43]

The Commission analogized the NYSE requirement for communications with independent directors to the already-approved NYSE standard for communications with audit committees:

> This method could be analogous to the method in the NYSE listing standards that will be required by Exchange Act Rule 10A-3 regarding audit committees. These standards would require that "[e]ach audit committee ... establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal

accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters."[44]

In sum, the Commission's most release on the subject cites with approval the Funds' Proposal and the NYSE standard it is based upon, and relates the latter to new rules already adopted. The Funds' Proposal embodies critical public interests in corporate governance, endorsed by the Commission. It certainly is not ordinary business.

A. The SEC's Recent Rulings Make Clear that "Ordinary Business" Should not be Used to Exclude Corporate Governance Proposals of Substantial Public Interest.

The Division of Corporate Finance twice in the past year has emphasized, in the wake of Enron, that "ordinary business" cannot be used as a rationale to exclude proposals that relate to corporate governance issues of substantial public interest. The Division did so first in a July 2002 Staff Legal Bulletin, and then most recently in the December 2002 grant of shareholder's appeal of a Staff no-action letter, following direction from the Commission.

The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be

> appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

The analysis concluded:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

Id.

Here, likewise, efforts to empower meaningful director independence "transcend day-to-day business matters." These shareholder votes would not relate to the "ordinary business" of corporate reporting to and from management on standard corporate matters. Rather, they relate to the means to convey extraordinary information, outside of routine business matters, directly to non-management directors: *i.e.*, to those who have the statutory duty to investigate and act upon information that management might prefer that they not have. Protecting that free flow of extraordinary information does indeed "raise policy issues so significant that it would be appropriate for a shareholder vote." The Commission's recognition of this strong public interest in its August 11, 2003 Release powerfully reaffirms this principle.

After the July 2002 Staff Bulletin, the Commission again made clear that a broad reading of "ordinary business" should not now be used to exclude shareholder proposals that seek to protect the flow of accurate corporate information. In December 2002, the Division responded to direction from the Commission and granted a shareholder's appeal with respect to a Staff no-action letter that had accepted National Semiconductor Corporation's "ordinary business" argument for excluding the proposal submitted by the United Brotherhood of Carpenters Pension Fund. That proposal requested that "the board establish a policy and practice of expensing in its annual income statement the cost of stock options issued to company executives." *National Semiconductor Corp.* (Dec. 6, 2002). The appeal had noted that restoration of shareholder confidence and of the integrity of financial reporting "all depend on shareholders' rights to express to management their insistence that corporate income statements must be complete and accurate." *Id.*, Appeal (July 31, 2002) at p. 21.

The Division's December 6 response noted that "The Commission has directed the Division to reconsider the matter and has recommended that the Division issue this response." *Id.*, Division Response at p.1. The response continued:

> After further consideration of the issues by the Division, as directed by

> the Commission, the Division does not concur in National Semiconductor's view that the United Brotherhood of Carpenters Pension Fund's proposal relates to ordinary business matters and, in the future, we will not treat shareholder proposals requesting the expensing of stock options as relating to ordinary business matters.

Id at p.2. In this instance, too, and in line with the Commission's August 11, 2003 guidance, the Proposal provides specific, reasonable steps to give substance to the independence of non-management directors, and also should not be treated as "relating to ordinary business matters."

B. Regulatory Actions to Bolster the Position and Authority of Non-Management Directors have been the Direct Result of the Post-Enron Public Debate

The regulatory outpouring of the past year has left no doubt that efforts to give non-management directors the means to carry out their critical duties, and thereby to curtail scandalous "business as usual," are a critical check upon management's conduct of "ordinary business." Those oversight steps are certainly not themselves "ordinary business." The Company's argument to that effect should be rejected, as the intense public debate as to director independence has led to the repeated, recent affirmation by regulatory agencies that informed oversight by independent directors is of paramount importance in restoring investor confidence.

The Sarbanes-Oxley Act has mandated that all boards of public companies have audit committees whose members are all truly independent directors, and that companies must disclose whether at least one audit committee member is a financial expert. The Act further reinforces the new status of independent directors by requiring that audit committees have separate, adequate funding and advisors. The Commission is directed to enact rules to enforce those provisions. See Sarbanes-Oxley Act, Sections 301 and 407.

Carrying out its mandate, the Commission issued Proposed Rules Relating to Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The Release noted how corporate scandals "have highlighted the need for strong, competent and vigilant audit committees with real authority." Toward that end, the Proposed Rules required that there be means by which employees and others can express concerns about corporate accounting and other matters to the audit committee. The Commission's expressed policy on that point bolsters the timeliness and propriety of the Funds' own Proposals: "There must also be frank, open and clear channels of communication so that information can reach the audit committee." *Id.* In the April 9, 2003 Final Rule Release, "Standards Relating to Listed Company Audit Committees," No. 33-8220, the Commission once again emphasized the need for a free flow of information for audit committees, as they provide "a forum separate from management in which auditors and other interested parties can candidly discuss concerns." The April 9 Release added:

> Since the audit committee is dependent to a degree on the information provided to it by management and internal and outside auditors, it is imperative for the committee to cultivate open and effective channels of information. Management may not have the appropriate incentives to self-report all questionable practices. . .

Id. The reasoning is generally applicable to non-management directors, in the varied oversight roles in which they serve, and for all of which they need broad access to unfiltered information. Indeed, the August 11 Release found this very reasoning to be persuasive support for disclosure of procedures relating to shareholder communications with directors.

Following the passage of Sarbanes-Oxley, the NASD and the NYSE submitted to the Commission for approval their very similar new listing standards that emphasize the need for meaningful and effective director independence, a concept at the core of the Funds' Proposal. Both sets of standards would require that all listed companies have a majority of independent directors, which must hold their own executive sessions; and have separate nominating, compensation and/or and corporate governance committee composed mainly or entirely of independent directors. *See* NASD Rule Filing SR-NASD-2002-141 (Oct. 9, 2002), amended (March 17, 2003); NYSE Corporate Governance Rule Proposal, SR-NYSE-2002-33 (August 16, 2002). The NYSE added another requirement, which is consistent with the SEC's Proposed Rules, and in no way inconsistent with the NASD's proposed listing standards: "In order that interested parties may be able to make their concerns known to the non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." NYSE Corp. Gov. Rule Proposal at p. 7. That NYSE standard, which the Commission quoted with approval in its August 11, 2003 Release, was the main source for the Funds' Proposal.

These extraordinary regulatory developments, a product of intense public debate, show that the Proposal calling for channels of communication between shareholders and non-management directors is anything but "ordinary business." The Staff should take action that accords with the letter and spirit of these critical developments, and of the August 11, 2003 Release, and decline the Company's request for a no-action letter.

We are well aware the Staff had previously issued no-action letters with respect to the Funds' identical Proposals in *Advanced Fiber Communications, Inc.* (March 10, 2003) and *PeopleSoft, Inc.* (March 14, 2003), *appeals filed* March 28, 2003. Not only are those earlier letters the subjects of a pending request to appeal, but those earlier decisions came before the Commission's recent clear guidance in its August 11 release, identifying communications between shareholders and directors as a crucial area in corporate governance. We submit that the new Release has superseded those prior letters as a source of authority in this regard.

Moreover, subsequent to those letters, the Staff did decline to issue a no-action letter in *Kroger Co.* (April 11, 2003), a letter not cited by the Company. The Kroger proposal related to shareholder communications with independent directors as to shareholder proposals that had obtained the vote of a majority of shareholders, but upon which the Board had not acted. Subsequently, the Staff's July 15, 2003 Report, "Review of the Proxy Process Regarding the Nomination and Election of Directors," drew a distinction that while the Kroger proposal was limited to matters of corporate governance, the Advanced Fiber and PeopleSoft proposals "did not limit the nature of the communications to other than ordinary business." *Id.* at p. 25, fn. 53, 55. In fact, the same result as in Kroger should obtain here. As we discuss on page 2 of this letter, the Funds' Proposal on its face shows that the communications sought relate only to corporate governance. Moreover, the August 11 Release shows that shareholder-director communications are central to corporate governance. Thus, while the precise words "relating to corporate governance" are not within the resolved clause itself, that provision is there by clear implication (or if need be, by minor amendment).

The other no-action letters upon which the Company relies have little relevance to this new issue of contact with the independent directors. The proposal in *Chevron Corp.* (Feb. 8, 1998) made no reference to communications with independent directors; it only related to a proposed ombudsman in whose selection an independent director would take part. The proposal in *Jameson Inns, Inc.* (May 15, 2001) had three subparts, two of which dealt with communications with management, and only one with communications with independent directors. The no-action letter may well have been issued to response to the first two subparts. The Company then attempts to distinguish three other letters in which the Staff did <u>not</u> concur in the exclusion of proposals relating to communications from shareholders*. While it is quite true that none of those letters dealt with independent directors, they all do show that even before Sarbanes-Oxley, the Staff recognized that the standard channels of communication between shareholders and directors are not intended to be the exclusive ones. Moreover, all of the letters cited by the Company were issued well before the corporate scandals, public debate, and the legislative and administrative responses irrevocably changed the regulatory landscape to require separate status and authority for non-management directors.

The Funds' Proposal is far from ordinary business, and the Company's arguments under 14a-8(i)(7) should be rejected.

B. The Proposal has not been substantially implemented by the Company.

The Company's claim that it has "substantially implemented" direct communications with the independent directors is not based upon a single action the Company has taken. Rather, it is based upon no more than the fact that shareholders can mail a letter to the Company or ask a question at the annual meeting, and that non-management directors "would consider a request for meetings." (Company letter, p.6)

---

* *TRW, Inc.*(Feb. 12, 1990); *Exxon Corporation* (Feb. 28, 1992); and *McDonald and Co. Investments, Inc.* (May 16, 1991).

The Funds' Proposal, like the SEC's Proposed Rules and proposed NYSE standards, recognizes that such marginal means of communicating with independent directors do not suffice. Shareholders should be allowed to vote on giving non-management directors a meaningful channel to hear from shareholders and to respond to them.

The no-action letter cited by the Company, *Nordstrom, Inc.* (Feb. 8, 1995), stands for no more than the unexceptionable proposition that if a proposal has been substantially implemented, then it may be excluded. Here, the Company has literally done nothing at any time to comply.

As the Company has not implemented, substantially or otherwise, any means for shareholders to share their concerns with the non-management directors, and to hear back from them, the Company's argument under 14a-8(i)(10) fails.

C. The Proposal and Statement in Support are not false and misleading.

The Proposal on its face rebuts the Company's claims that it is falsely states that an Office of the Board of Directors is required under the NYSE Rules. The Proposal only asks that such an office be set up "based on" the NYSE Rules. The NYSE Rules do call for companies to "disclose a method of communicating" with non-management directors. The Proposal suggests one reasonable method of doing so, which it nowhere claims is mandated by the NYSE Rules.

The Proposal and Statement in Support are not misleading, and the Proposal may not be omitted under Rule 14a-8(i)(3).

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Robert J. Tannous, Esq.
Porter Wright Morris & Arthur LLP
41 South High Street
Columbus, Ohio 43215-6194

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 8, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CheckFree Corporation
Incoming letter dated July 9, 2003

The proposal requests that the board of directors establish an Office of the Board of Directors to enable direct communication between non-management directors and shareholders.

There appears to be some basis for your view that CheckFree may exclude the proposal under rule 14a-8(i)(7), as relating to CheckFree's ordinary business operations (i.e., procedures for enabling shareholder communications on matters relating to ordinary business). Accordingly, we will not recommend enforcement action to the Commission if CheckFree omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CheckFree relies.

Sincerely,

Grace K. Lee
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

(2)

September 8, 2003

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Comverse Technology
Incoming letter dated August 1, 2003

Dear Ms. Goodman:

This is in response to your letter dated August 1, 2003 concerning the shareholder proposal submitted to Comverse by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund. We also have received a letter on the proponents' behalf dated September 2, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

August 1, 2003

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 19525-00001

VIA HAND DELIVERY
Office of The Chief Counsel
Division of Corporation Finance
Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund et al.*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Comverse Technology, Inc. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Mr. William C. Thompson, Jr., Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponents"). The Proposal requests that the Company's Board of Directors "establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors." The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that:

I. **The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations;**

II. **The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and**

III. **Alternatively, the Proposal must be revised under Rule 14a-8(i)(3) because the Proposal contains certain false and misleading statements.**

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after October 21, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

ANALYSIS

I. The Proposal Should Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks the establishment of an Office of the Board of Directors "to enable direct communications, including meetings, between non-management directors and shareholders" and requests that the Office of the Board of Directors "report directly to a committee of the non-management directors."

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals.

A. The Proposal Does Not Limit the Nature of Communications to Other Than Ordinary Business.

The Proposal is excludable under Rule 14a-8(i)(7) as the Proposal does not limit the nature of the communications contemplated in the Proposal to other than ordinary business matters. The Staff recently explained this distinction in the Staff's report entitled "Review of the Proxy Process Regarding the Nomination and Election of Directors" (the "Proxy Process Report"). *See* http://www.sec.gov/news/studies/proxyreport.pdf (avail. July 15, 2003).

- In *The Kroger Co.* (avail. Apr. 11, 2003), the Division of Corporation Finance denied a no-action request to exclude a shareholder proposal seeking the creation of a shareholder committee to communicate with the Kroger board about the subject matter of shareholder proposals approved but not acted upon. In a footnote to the Proxy Process Report, the Staff noted that "the Division did not grant a no-action position to Kroger regarding exclusion of the proposal under the ordinary business exclusion, as the proposal *limited the nature of the communications to other than ordinary business*" (emphasis added).

- In contrast, the Proxy Process Report cites the *Advanced Fibre Communications, Inc.* (avail. Mar. 10, 2003) and *PeopleSoft, Inc.* (avail. Mar. 14, 2003) letters where the Division of Corporation Finance "granted a no-action position to PeopleSoft and Advanced Fibre regarding exclusion of the proposals under the ordinary business exclusion, as the proposals *did not limit the nature of the communications to other than ordinary business*" (emphasis added). *Proxy Process Report* at note 55.

The Proposal is identical to the shareholder proposals submitted to *Advanced Fibre Communications* and *PeopleSoft*. Thus the Proposal does not limit the nature of the communications to other than ordinary business matters.

The distinction between *Kroger* and the letters to *Advanced Fibre Communications* and *PeopleSoft* is supported by Staff precedent. Specifically, the Staff historically has taken the position that, where part of a shareholder proposal relates to ordinary business, the proposal may be excluded in its entirety even though the proposal may address matters outside the scope of ordinary business. *See, e.g., E*Trade Group, Inc.* (avail. Oct. 31, 2000) (granting no-action relief to exclude an entire proposal where two out of four of the mechanisms suggested therein implicated ordinary business matters) and *Associated Estates Realty Corp.* (avail. Mar. 23, 2000) (granting no-action relief for a proposal relating to both officer compensation and the adoption of a business plan to increase shareholder value as it related to the disposition of non-core businesses and assets, an ordinary business matter). *See also ConAgra Foods, Inc.* (avail. Jul. 19, 2002); *M&F Worldwide Corp.* (avail. Mar. 29, 2000); *The Warnaco Group, Inc.* (avail. Mar. 12, 1999); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999); *Kmart Corporation* (avail. Mar. 12,

1999); and *Z-Seven Fund, Inc.* (avail. Nov. 3, 1999). For these reasons, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Relates to General Shareholder Communications Procedures.

The Proposal indicates that the main objective of the Proposal is not to address any particular policy or to provide an avenue for shareholder feedback on matters before the Board of Directors, but rather is to promote communication between the Company's non-management directors and its shareholders. As more fully explained below, there is strong precedent that the Proposal itself, as well as shareholder proposals addressing general corporate goals and proposals addressing shareholder communications, come within the ambit of ordinary business operations.

The Staff previously determined that there is a basis for excluding the Proposal under Rule 14a-8(i)(7) as interfering with a company's ordinary business operations. In *Advanced Fibre Communications, Inc.* (avail. Mar. 10, 2003) and again in *PeopleSoft, Inc.* (avail. Mar. 14, 2003), the Staff concurred that a shareholder proposal identical to the Proposal related to a company's "ordinary business operations (i.e., procedures for enabling shareholder communications)," and thus was excludable under Rule 14a-8(i)(7).

Other Staff no-action precedent supports the position taken by the Staff in *Advanced Fibre Communications* and *PeopleSoft*. For example, in *Chevron Corp.* (avail. Feb. 8, 1998), the Staff permitted the exclusion of a shareholder proposal mandating that the board of directors establish an "Office of Shareholder Ombudsman to resolve shareholder complaints." The Staff noted that the *Chevron* proposal was excludable under the predecessor to Rule 14a-8(i)(7) as "it relates to the Company's ordinary business operations (i.e., procedures for dealing with shareholders)." Like the *Chevron* proposal, the Proposal comes within the Rule 14a-8(i)(7) exclusion because it requests the creation of an Office of the Board of Directors in order to foster one aspect of the Company's procedures for dealing with its shareholders: dealings between the Company's non-management directors and the Company's shareholders.

Furthermore, in *Jameson Inns Inc.* (avail. May 15, 2001), a shareholder proposal urged the board of directors to take three specific actions, including "set[ting] up a forum . . . *to allow shareholders to ask questions of independent board members* concerning conflicts of interest" (emphasis added). The proponent cast these recommendations as a method for the Company to "improv[e] shareholder communications." The Staff concurred that this proposal related to ordinary business matters, and therefore was excludable under Rule 14a-8(i)(7), as it related to "procedures for improving shareholder communications." Both the *Jameson Inns* proposal and the Proposal address improving communications between *non-management directors and shareholders*. Like the *Jameson Inns* proposal, which allowed "shareholder[s] to ask questions of independent board members," the Proposal seeks "to enable direct communications, including meetings, between non-management directors and shareholders." As recognized in the *Jameson Inns* proposal, communications between independent, non-management directors and shareholders is a type of shareholder communications by companies covered by SEC Staff precedent dealing with "procedures for improving shareholder communications."

The Proposal also is distinguishable from a line of SEC Staff no-action letters denying no-action relief under Rule 14a-8(i)(7) and its predecessor where the shareholder proposals explicitly concerned policy issues and enabling shareholder feedback on matters before the Board of Directors rather than matters relating to ordinary business operations. For example:

- In *The Kroger Co.* (avail. Apr. 11, 2003), the Staff denied a no-action request to exclude a shareholder proposal seeking the creation of a shareholder committee to communicate with the Kroger board about the subject matter of shareholder proposals approved but not acted upon.

- In *TRW, Inc.* (avail. Feb. 12, 1990), the Staff indicated that proposals designed to assist communications between management and the shareholders regarding the Company's ordinary business operations are excludable. The *TRW* proposal sought "the establishment of a committee of shareholders to advise the Board of Directors on shareholder interests." In denying no-action relief, the Staff noted "that the proposal involves the formation of a shareholder advisory committee for the purpose of representing the interests of shareholders on matters *under consideration by the Board*, rather than for the purpose of assisting communication between management and shareholders on *matters related to the Company's ordinary business operations*" (emphasis added).

- In *Exxon Corporation* (avail. Feb. 28, 1992), the Staff was unable to concur that a proposal to establish a committee of shareholder representatives to "*review the management of the business and affairs of the corporation* by the board of directors and [to] *advise the board of its views and the views of shareholders* which are expressed to the committee" was excludable under the predecessor to Rule 14a-8(i)(7) (emphasis added). The Staff noted that "under the terms of the proposal, although the purpose of the shareholders' committee is to provide a means of communication with management, the nature and scope of that communication would appear as not involving matters concerning the conduct of the Company's ordinary business operations."

See also McDonald and Co. Investments, Inc. (avail. May 6, 1991) (proposal seeking creation of "Stockholders' Advisory Committee [to] *provide non-binding advice* to the Board of Directors regarding the interests of shareholders *on principal policy considerations* relevant to the Company and its business") (emphasis added).

In contrast, the Proposal makes no reference, directly or indirectly, to "representing the interests of shareholders on matters under consideration by the Board." Nor does the Proposal advocate any particular goal or program. And, unlike the shareholder proposal in *Exxon*

Corporation, the Proposal concerns the Company's ordinary business operations as it seeks to regulate how one part of the Company, specifically the Company's non-management directors, communicates with shareholders. This is evidenced by the Proposal's repeated references to facilitating "direct communications" and other general phrases indicating that the Proposal concerns promoting overall communications between the Company's non-management directors and shareholders rather than specific policies:

- The Proposal's title indicates that the purpose of the Proposal is to establish a "dialogue."
- The Proposal cites the New York Stock Exchange proposed listing standard as a means "to facilitate direct communications between shareholders and the non-management directors" and "for shareholders to communicate directly with non-management directors." Paragraphs 3 and 4.
- The Proposal references "several mechanisms" contained in the referenced January 1994 study to promote "direct communications between directors and shareholders." Paragraph 5.
- The Proposal indicates that implementation of the Proposal will lead to "constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected." Paragraph 6.
- The Proposal seeks "to enable direct communications." Paragraph 7.

In sum, since both the objective and the express language of the Proposal is limited to generally promoting increased communication between the Company and its shareholders, the Proposal relates to the Company's ordinary business. Therefore, we believe that the Proposal should be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). Furthermore, the 1998 Release notes that this paragraph merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *See also The Gap, Inc.* (avail. Mar. 8, 1996). As discussed below, the Company already maintains several avenues of communication between the Board of Directors and the Company's shareholders, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot.

The Company's shareholders currently may communicate both directly and indirectly with the non-management members of the Company's Board of Directors in a variety of ways, including via the Company's investor relations group, via the Corporate Secretary, and at the annual shareholders meeting. Shareholders also may write non-management members of the Board of Directors either directly or in care of the Company using the Company's corporate address or electronic mail address, both of which may be obtained from the Company's corporate website. Furthermore, the Company's non-management directors welcome requests for meetings with shareholders made through these avenues, but these directors have not received a request for such a meeting from any shareholder, including the Proponent. Thus, as requested by the Proposal, the Company already "enables direct communications, including meetings, between non-management directors and shareholders."

Because the Company has substantially implemented the Proposal, the Company is seeking to negotiate a voluntary withdrawal of the Proposal with the Proponent. We are filing this letter now in order to comply with the requirement that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2003 Proxy Materials.

III. The Proposal Must Be Revised under Rule 14a-8(i)(3) Because The Proposal Contains False and Misleading Statements regarding the NYSE Proposed Rules.

If the Staff disagrees that the Proposal may be excluded on the bases described above, then the Proposal requires substantial revision under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading in violation of Rule 14a-9. In particular, the Proposal contains numerous misleading statements regarding the NYSE Proposed Rules.

A. *The Proposal is False and Misleading Because It Suggests that the Company is Required to Comply with the NYSE Proposed Rules.*

The Proposal must be revised pursuant to Rule 14a-8(i)(3) because it suggests that the Company is required to comply with the NYSE Proposed Rules. Specifically, the Proposal implies that the NYSE Proposed Rules are standards applicable to the Company by stating that the NYSE "*adopted* a listing standard" and the standard "*requires* NYSE-listed companies" to take the specified actions (emphasis added). The Proposal is false and misleading because, while the NYSE Board of Directors approved the NYSE Proposed Rules, under Rule 19b-4 of the Securities Exchange Act of 1934, "*proposed* rule changes by self-regulatory organizations" like the NYSE must be submitted to the SEC first for approval before implementation (emphasis added). Furthermore, as indicated in the Company's public filings with the SEC, the Company is listed on NASDAQ and not on the NYSE. Therefore, even if the NYSE Proposed Rules become effective, such rules will not be applicable to the Company. We request that the Staff concur that the Proposal's references to the NYSE Proposed Rules must be revised to reflect that the Company is not required to comply with the NYSE Proposed Rules and, in any case, that the proposed Rules are not yet in effect. We believe that the failure to make such revisions renders the Proposal false and misleading under Rule 14a-8(i)(3).

B. *The Proposal is False and Misleading Because It Suggests that Establishing an "Office of the Board of Directors" Is Required under the NYSE Proposed Rules.*

The Proposal incorrectly suggests that establishing an "Office of the Board of Directors" is required in order to implement the NYSE Proposed Rules. Such references must be revised under Rule 14a-8(i)(3) in order to prevent the Proposal from being false and misleading. The Proposal requests that "the board of directors . . . establish an Office of the Board of Directors [to] enable direct communications, including meetings, between non-management directors and shareholders, *based on the applicable standard adopted by the New York Stock Exchange Board of Directors*" (emphasis added). This statement strongly suggests that establishing an Office of the Board of Directors is "based on the applicable standards" of the NYSE and, therefore, required under such standards. In fact, the NYSE Proposed Rules provide that "a company must disclose *a method* for such parties to communicate directly and confidentially with the presiding director or with the non-management directors as a group" (emphasis added). *See* SEC Release No. 34-47672 (avail. Apr. 11, 2003). Therefore, we request that the Staff concur that the Proposal must be revised under Rule 14a-8(i)(3) to eliminate false and misleading suggestions that establishing an Office of the Board of Directors is required under the "applicable standard" set forth in the NYSE Proposed Rules.

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8653, or

Paul L. Robinson, the Company's General Counsel, at (212) 652-6692, if we can be of any further assistance in this matter.

Sincerely,

Amy L. Goodman

Attachment

cc: Paul L. Robinson, General Counsel, Comverse Technology, Inc.
William C. Thompson, Jr., Comptroller of the City of New York

70253929_3.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL OF
THE NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM,
THE NEW YORK CITY TEACHERS' RETIREMENT SYSTEM,
THE NEW YORK CITY POLICE PENSION FUND AND
THE NEW YORK CITY FIRE DEPARTMENT PENSION FUND

COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

June 23, 2003

Mr. William F. Sorin
Corporate Secretary
Comverse Techology, Inc.
170 Crossways Park Drive
Woodbury, NY 11797

Dear Mr. Sorin:

I am the investment advisor and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Systems"). The Systems own, in the aggregate, 586,369 shares of Comverse Technology, Inc. common stock, with a market value of $9,968,273.

Recent reports of corporate wrongdoing and corporate governance failures have severely undermined public confidence in the equity markets, and have resulted in the loss to investors of hundreds of millions of dollars. The United States Congress, the Securities and Exchange Commission (SEC) and the New York Stock Exchange have urgently acted to restore investor confidence, by advancing much needed corporate governance reforms. Among these reforms, the New York Stock Exchange adopted a listing standard requiring the creation of a mechanism to facilitate direct communications between shareholders and the non-management directors. The NASDAQ, however, did not follow suit.

The Systems believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders.

Therefore, I offer the enclosed proposal for the consideration and vote of the shareholders at the next annual meeting of Comverse Technology, Inc. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Citibank certifying the Systems' ownership, individually, for over a year, of 586,369 shares of Comverse Technology, Inc. common stocks are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I would be happy to discuss this initiative with you. Should the Board of Directors decide to implement its provisions, the Systems will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Francis Byrd of my office at (212) 669-3011, if you have any further questions on this matter.

Very truly yours,

William C. Thompson

William C. Thompson, Jr.

WCT:fbb:ma

Enclosures

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and.

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, the standard requires NYSE-listed companies to disclose in their annual proxy statements the name of the non-management director presiding over regularly scheduled executive sessions of the non-management directors, and a means for shareholders to communicate directly with non-management directors; and

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations*, prepared on behalf the New Foundations Working Group, New Foundations Center for Business and Government, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications, and strengthening the relationship between the Board of Directors and the shareholders.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

September 2, 2003

BY EXPRESS MAIL
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Comverse Technology, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), in formal response to the August 1, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Gibson, Dunn & Crutcher on behalf of Comverse Technology, Inc. (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal relating to direct shareholder communications with independent directors of the Company (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the August 1, 2003 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by accurately summarizing listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. It then references a 1994 academic study on the subject, and mentions briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The Funds' Proposal is focused on facilitating shareholder communications with independent directors on corporate governance matters. It does not relate to the mechanics of routine communications. Thus, the Proposal, in its second paragraph, states that the NYSE, "recognizing the need <u>to improve corporate governance</u>, adopted a listing standard to empower non-management directors as a more effective check on management" (emphasis added). The Proposal continues by emphasizing how direct communications between shareholders and non-management directors would help achieve that aim. Even were scrutiny limited to the "Resolved" clause, that clause explicitly refers to "the applicable standard adopted by the New York Stock Exchange Board of Directors." That NYSE release was titled "Corporate Governance Rule Proposals," and deals with corporate governance from its opening sentence. The Proposal thus relates only to communications on matters of corporate governance. Indeed, the Funds submit that in light of that consistent focus, the requested 'Office of the Board of Directors' could properly decline to forward communications from shareholders that dealt instead with day-to-day business matters.

II. The Company's Opposition and the Funds' Response

In its letter of August 1, 2003, the Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(7) (ordinary business); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (violative of proxy rules). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

A. The Proposal Is Not Excludable as Ordinary Business

The SEC's Releases and recent public policy developments make it clear that the

Company cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' Proposal that there be direct communications with independent directors.

The strong policy arguments for facilitating such communications were very recently set forth by the Commission, initially in an August 6, 2003 press release, "SEC Proposes Disclosure Requirements Related to Director Nominations and Shareholder Communications," at www.sec.gov/news/press/2003-92.htm. The news release quoted Chairman Donaldson: "We also believe that better information about the processes of shareholder communications with boards lies at the foundation of shareholder understanding of how they can interact with directors and director processes." Several days later, the Proposed Rule was released, "Proposed Rule: Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors," Release No. 34-48301 (August 8, 2003) (the entire Release will be cited hereafter as the "August 2003 Proposed Rule"). The Commission began the section headed "Disclosure Regarding the Ability of Security Holders to Communicate with the Board of Directors," by noting:

> During the past proxy season, as well as in the recent review of the proxy rules relating to the nomination and election of directors, we have become increasingly aware of investors' desire for a means by which to communicate with the directors of the companies in which they invest.[41] Although Exchange Act Rule 14a-8 already creates a possible mechanism for security holders to seek further access to communicate with the board, investors and investor advocacy groups have indicated that this mechanism would be enhanced meaningfully by a process that allows security holders to communicate directly with board members.[42]

Significantly, footnote 41 identifies the New York City Pension Funds' Proposal as a key source of the new corporate governance rule. The Release then continues, citing with approval the very NYSE listing standard that forms the basis of the Funds' Proposal:

> Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations, as well as security holder understanding of the companies in which they invest. The Commission has published a NYSE listing standard proposal that states: "In order that interested parties may be able to make their concerns known to non-management directors, a company must disclose a method for such parties to communicate directly and confidentially with the presiding director [of the non-management directors] or with non-management directors as a group."[43]

The Commission analogized the NYSE requirement for communications with independent directors to the already-approved NYSE standard for communications with audit committees:

This method could be analogous to the method in the NYSE listing standards that will be required by Exchange Act Rule 10A-3 regarding audit committees. These standards would require that "[e]ach audit committee ... establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters."[44]

In sum, the Commission's most Release on the subject draws upon the Funds' Proposal and the NYSE standard that the Funds' Proposal is based upon. The Funds' Proposal embodies critical public interests in corporate governance, endorsed by the Commission. It certainly is not ordinary business.

A. The SEC's Recent Rulings Make Clear that "Ordinary Business" Should not be Used to Exclude Corporate Governance Proposals of Substantial Public Interest.

In the wake of Enron, the Division of Corporate Finance emphasized twice in the past fourteen months that "ordinary business" cannot be used as a rationale to exclude proposals that relate to corporate governance issues of substantial public interest. The Division did so first in a July 2002 Staff Legal Bulletin, and then most recently in the December 2002 grant of shareholder's appeal of a Staff no-action letter, following direction from the Commission.

The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

The analysis concluded:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

Id.

Here, likewise, efforts to empower meaningful director independence "transcend day-to-day business matters." These shareholder votes would not relate to the "ordinary business" of corporate reporting to and from management on standard corporate matters. Rather, they relate to the means to convey extraordinary information, outside of routine business matters, directly to non-management directors: *i.e.*, to those who have the statutory duty to investigate and act upon information that management might prefer that they not have. Protecting that free flow of extraordinary information does indeed "raise policy issues so significant that it would be appropriate for a shareholder vote." The Commission's recognition of this strong public interest in its August 2003 Proposed Rule powerfully reaffirms this principle.

After the July 2002 Staff Bulletin, the Commission again made clear that a broad reading of "ordinary business" should not now be used to exclude shareholder proposals that seek to protect the flow of accurate corporate information. In December 2002, the Division responded to direction from the Commission and granted a shareholder's appeal with respect to a Staff no-action letter that had accepted National Semiconductor Corporation's "ordinary business" argument for excluding the proposal submitted by the United Brotherhood of Carpenters Pension Fund. That proposal requested that "the board establish a policy and practice of expensing in its annual income statement the cost of stock options issued to company executives." *National Semiconductor Corp.* (Dec. 6, 2002). The appeal had noted that restoration of shareholder confidence and of the integrity of financial reporting "all depend on shareholders' rights to express to management their insistence that corporate income statements must be complete and accurate." *Id.*, Appeal (July 31, 2002) at p. 21.

The Division's December 6 response noted that "The Commission has directed the Division to reconsider the matter and has recommended that the Division issue this response." *Id.*, Division Response at p.1. The response continued:

> After further consideration of the issues by the Division, as directed by the Commission, the Division does not concur in National Semiconductor's view that the United Brotherhood of Carpenters Pension Fund's proposal relates to ordinary business matters and, in the future, we will not treat shareholder proposals requesting the expensing of stock options as relating to ordinary business matters.

Id at p.2. In this instance, too, and in line with the Commission's August 2003 guidance, the Proposal provides specific, reasonable steps to give substance to the independence of non-management directors, and also should not be treated as "relating to ordinary business matters."

B. Regulatory Actions to Bolster the Position and Authority of Non-Management Directors have been the Direct Result of the Post-Enron Public Debate

The regulatory outpouring of the past year has left no doubt that efforts to give non-management directors the means to carry out their critical duties, and thereby to curtail scandalous "business as usual," are a critical check upon management's conduct of "ordinary business." Those oversight steps are certainly not themselves "ordinary business." The Company's argument to that effect should be rejected, as the intense public debate as to director independence has led to the repeated, recent affirmation by regulatory agencies that informed oversight by independent directors is of paramount importance in restoring investor confidence.

The Sarbanes-Oxley Act has mandated that all boards of public companies have audit committees whose members are all truly independent directors, and that companies must disclose whether at least one audit committee member is a financial expert. The Act further reinforces the new status of independent directors by requiring that audit committees have separate, adequate funding and advisors. The Commission is directed to enact rules to enforce those provisions. See Sarbanes-Oxley Act, Sections 301 and 407.

Carrying out its mandate, the Commission issued Proposed Rules Relating to Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The Release noted how corporate scandals "have highlighted the need for strong, competent and vigilant audit committees with real authority." Toward that end, the Proposed Rules required that there be means by which employees and others can express concerns about corporate accounting and other matters to the audit committee. The Commission's expressed policy on that point bolsters the timeliness and propriety of the Funds' own Proposals: "There must also be frank, open and clear channels of communication so that information can reach the audit committee." *Id.* In the April 9, 2003 Final Rule Release, "Standards Relating to Listed Company Audit Committees," No. 33-8220, the Commission once again emphasized the need for a free flow of information for audit committees, as they provide "a forum separate from management in which auditors and other interested parties can candidly discuss concerns." The April 9 Release added:

> Since the audit committee is dependent to a degree on the information provided to it by management and internal and outside auditors, it is imperative for the committee to cultivate open and effective channels of information. Management may not have the appropriate incentives to self-report all questionable practices. . .

Id. The reasoning is generally applicable to non-management directors, in the varied oversight roles in which they serve, and for all of which they need broad access to unfiltered information. Indeed, the August 2003 Proposed Rule stated that this very reasoning was persuasive support for disclosure of procedures relating to shareholder communications with directors.

Following the passage of Sarbanes-Oxley, the NASD and the NYSE submitted to the Commission for approval their very similar new listing standards that emphasize the need for meaningful and effective director independence, a concept at the core of the Funds' Proposal. Both sets of standards would require that all listed companies have a majority of independent directors, which must hold their own executive sessions; and have separate nominating, compensation and/or and corporate governance committee composed mainly or entirely of independent directors. *See* NASD Rule Filing SR-NASD-2002-141 (Oct. 9, 2002), amended (March 17, 2003); NYSE Corporate Governance Rule Proposal, SR-NYSE-2002-33 (August 16, 2002). The NYSE added another requirement, which is consistent with the SEC's Proposed Rules, and in no way inconsistent with the NASD's proposed listing standards: "In order that interested parties may be able to make their concerns known to the non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." NYSE Corp. Gov. Rule Proposal at p. 7. That NYSE standard, which the Commission quoted with approval in its August 2003 Proposed Rule, was the main source for the Funds' Proposal.

These extraordinary regulatory developments, a product of intense public debate, show that the Proposal calling for channels of communication between shareholders and non-management directors is anything but "ordinary business." The Staff should take action that accords with the letter and spirit of these critical developments, and of the August 2003 Proposed Rule, and decline the Company's request for a no-action letter.

We are well aware the Staff had previously issued no-action letters with respect to the Funds' identical Proposals in *Advanced Fiber Communications, Inc.* (March 10, 2003) and *PeopleSoft, Inc.* (March 14, 2003), *appeals filed* March 28, 2003. Not only are those earlier letters the subjects of a pending request to appeal, but those earlier decisions came before the Commission's recent clear guidance in its August 2003 Proposed Rule, identifying communications between shareholders and directors as a crucial area in corporate governance. We submit that the new Release has superseded those prior letters as a source of authority in this regard.

Moreover, subsequent to those letters, the Staff did decline to issue a no-action letter in *Kroger Co.* (April 11, 2003), as noted in the Company's letter. The Kroger proposal related to shareholder communications with independent directors as to shareholder proposals that had obtained the vote of a majority of shareholders, but upon which the Board had not acted. Subsequently, as also noted by the Company, the Staff's July 15, 2003 Report, "Review of the Proxy Process Regarding the Nomination and Election of Directors," drew a distinction that while the Kroger proposal was limited to matters of corporate governance, the Advanced Fiber and PeopleSoft proposals "did not limit the nature of the communications to other than ordinary business." *Id.* at p. 25, fn. 53, 55. In fact, however, the same result as in Kroger should obtain here, notwithstanding the Staff's prior distinction. As we discuss on page 2 of this letter, the Funds' Proposal on its face shows that the communications sought relate only to corporate governance. Moreover, the August 2003 Proposed Rule shows that shareholder-director communications are central to corporate governance. Thus, while the precise words "relating to corporate governance" are not within the resolved clause itself, that provision is there by clear implication (or if need be, by minor amendment).

Other no-action letters upon which the Company relies have little relevance to this new issue of contact with the independent directors. The proposal in *Chevron Corp.* (Feb. 8, 1998) made no reference to communications with independent directors; it only related to a proposed ombudsman in whose selection an independent director would take part. The proposal in *Jameson Inns, Inc.* (May 15, 2001) had three subparts, two of which dealt with communications with management, and only one with communications with independent directors. The no-action letter may well have been issued to response to the first two subparts. The Company also attempts to distinguish other letters in which the Staff did <u>not</u> concur in the exclusion of proposals relating to communications from shareholders*. While it is quite true that none of those letters dealt with independent directors, they all do show that even before Sarbanes-Oxley, the Staff recognized in those letters that the standard channels of communication between shareholders and directors are not intended to be the exclusive ones.

The Funds' Proposal is far from ordinary business, and the Company's arguments under 14a-8(i)(7) should be rejected.

---

* *TRW, Inc.*(Feb. 12, 1990); *Exxon Corporation* (Feb. 28, 1992); and *McDonald and Co. Investments, Inc.* (May 16, 1991).

B. The Proposal has not been substantially implemented by the Company.

The Company's claim that it has "substantially implemented" direct communications with the independent directors is not based upon a single action the Company has taken. Rather, it is based upon no more than the fact that shareholders can mail a letter to the Company or ask a question at the annual meeting, and the assertion that non-management directors "welcome requests for meetings." (Company letter, p.7) The Funds' Proposal, like the SEC's Proposed Rules and proposed NYSE standards, recognizes that such marginal means of communicating with independent directors do not suffice. Shareholders should be allowed to vote on giving non-management directors a meaningful channel to hear from shareholders and to respond to them.

The no-action letters cited by the Company, such as *Nordstrom, Inc.* (Feb. 8, 1995), stand for no more than the unexceptionable proposition that if a proposal has been substantially implemented, then it may be excluded. Here, the Company has literally done nothing at any time to comply.

As the Company has not implemented, substantially or otherwise, any means for shareholders to share their concerns with the non-management directors, and to hear back from them, the Company's argument under 14a-8(i)(10) fails.

C. The Proposal and Statement in Support are not false and misleading.

The Proposal on its face rebuts the Company's claims that it is false and misleading. The Company suggests that the Proposal needs to be corrected as it allegedly implies that (a) the NYSE standards have been approved by the SEC and are final and (b) are binding on the Company, which is listed on the NASDAQ. As to (a), the Proposal states truthfully that the NYSE "adopted a listing standard;" the Proposal then draws upon the NYSE standards, as it draws upon the academic study, only as a source for best practices. Further, the August 2003 Proposed Rule cites the NYSE standards with approval. As to (b), the Company's argument fails because shareholders will certainly understand that the NYSE listing standards are not binding on their Company, which they know to be listed on NASDAQ. Indeed, shareholders will grasp that if the NYSE Rules were binding on the Company, there would be no need for the Proposal.*

Finally, the Company claims that the letter suggests that the Proposal must be corrected as it wrongly states that an Office of the Board of Directors is required under the NYSE Rules. The Proposal only asks that such an office be set up "based on" the NYSE Rules. The NYSE Rules do call for companies to "disclose a method of communicating" with non-management directors. The Proposal suggests one reasonable method of doing so, which it nowhere claims is mandated by the NYSE Rules.

---

* At most, the Company's entire argument amounts to a claim that the phrase should instead be "proposed a listing standard which is not binding on the NASDAQ-listed Company," a change that could be made if the Staff thought it significant.

The Proposal and Statement in Support are not misleading, and the Proposal may not be omitted under Rule 14a-8(i)(3).

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 8, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comverse Technology, Inc.
Incoming letter dated August 1, 2003

The proposal requests that the board of directors establish an Office of the Board of Directors to enable direct communication between non-management directors and shareholders.

There appears to be some basis for your view that Comverse may exclude the proposal under rule 14a-8(i)(7), as relating to Comverse's ordinary business operations (i.e., procedures for enabling shareholder communications on matters relating to ordinary business). Accordingly, we will not recommend enforcement action to the Commission if Comverse omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Comverse relies.

Sincerely,

Grace K. Lee
Special Counsel

(3)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

March 28, 2003

BY FEDERAL EXPRESS

Alan L. Beller
Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Submission of the Staff No-Action Letters to Advanced Fiber Communications, Inc and PeopleSoft, Inc (March 10 and 14, 2003) to the Full Commission for Review

Dear Mr. Beller:

On March 10 and 14, 2003, respectively, the Division of Corporation Finance staff ("Staff") issued no-action letters (the "No-Action Letters") to PeopleSoft, Inc. and Advanced Fiber Communications, Inc. (collectively, "the Companies"), as to identical shareholder proposals (the "Proposals") that the New York City Pension Funds (the "Funds") submitted to the Companies. The Proposals called for the Companies to establish channels for shareholders to communicate directly with non-management directors. The No-Action letters, both written by the same Staff attorney, advised that on "ordinary business" grounds, the Staff would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Companies omitted the Proposals from the proxy statements for their 2003 annual meetings of shareholders. Yet the Commission itself has recently stated in an analogous area, "There must also be frank, open and clear channels of communication so that information can reach the audit committee." Proposed Rules Relating to Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The No-Action Letters run counter to the emphasis of the Commission and other regulators on the need for meaningful director independence. We respectfully request that the Division submit both Staff decisions to the full Commission for review.

I. Basis of the Request for Commission Review

Pursuant to Section 202.1(d) of the SEC Rules of Practice, the Commission may review issues "which involve matters of substantial importance and where the issues are novel or highly complex." We believe that the issuance of the No-Action Letters, which allow the Companies, on "ordinary business" grounds, to avoid a vote on communications with non-management directors, involves a matter of substantial importance to all shareholders and meets the standard for Commission review. To redress the investor crisis of confidence, Congress, the Commission, the NYSE and the NASD have all mandated that non-management directors be empowered to act independently, in such areas as audits, nominations, and compensation. To carry out those duties, non-management directors need access to information that is not filtered by the very management whom they are charged to oversee. Independent channels of communication with shareholders and others would help meet that need. It is ironic that the Companies' managements have not only failed to provide that access, but now also seek to prevent shareholders from communicating their views through a vote on that matter.

In these significant cases of first impression, the Companies should be told that they do risk possible enforcement action if they prevent shareholders from voting on proposals that seek to effect the increased corporate accountability that the Sarbanes-Oxley Act and subsequent regulation now demand.

II. The Proposals

The two identical Proposals begin by summarizing accurately the listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them.* They then reference a 1994 academic study on the subject, and mention briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The resolved clause is followed by a short statement in support which emphasizes the

---

* The No-Action Letters, which append the Proposals and the parties' letters to the Division, are attached hereto.

need, following scandals in other companies, to restore investor confidence in the U.S. capital markets by improving relations between shareholders and directors.

In their respective letters of January 19 and February 4, 2003, the Companies requested that the Staff not recommend enforcement action to the Commission if the Companies omitted the Proposal under Rule 14a-8(i)(7) of the Securities Exchange Act of 1934 (ordinary business), among other grounds.

III. The Proposals Are Not Excludable as Ordinary Business

The Commission's Releases and recent public policy developments make it clear that the Companies cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' Proposals that there be direct communications with independent directors. Investors have recently seen unprecedented corporate scandals; the passage of the Sarbanes-Oxley Act; new regulation by the SEC, NASD, and NYSE as to director independence; and new NYSE listing standards that specifically require of NYSE companies the very communications that the Funds suggest here for the NASD-regulated Company. In the wake of those well-publicized developments, it cannot be denied that there is a critical public interest in supporting the ability of independent directors to carry out their separate oversight role in the interest of public shareholders.

Management's denial of shareholders' opportunity to vote on the issue of director/shareholder communications undercuts the efforts of Congress, the SEC, the NASD and the NYSE to inspire investor confidence in the U.S. securities markets. At present, the shareholder resolution process is the only means available to shareholders seeking to engage directors and other shareholders in dialogue on corporate issues of substantial public importance. Permitting management to exclude these corporate governance Proposals would close off that sole avenue of communication, and deny shareholders their right to proper questioning and oversight of the directors they elect.

A. The SEC's Recent Rulings Make Clear that "Ordinary Business" Should not be Used to Exclude Corporate Governance Proposals of Substantial Public Interest.

The Division of Corporate Finance twice in the past year has emphasized, in the wake of Enron, that "ordinary business" cannot be used as a rationale to exclude proposals that relate to corporate governance issues of substantial public interest. The Division did so first in a July 2002 Staff Legal Bulletin, and then most recently in the December 2002 grant of shareholder's appeal of a Staff no-action letter, following direction from the Commission.

The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the

> proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

The analysis concluded:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

Id.

Here, likewise, efforts to empower meaningful director independence "transcend day-to-day business matters." These shareholder votes would not relate to the "ordinary business" of corporate reporting to and from management on standard corporate matters. Rather, they relate to the means to convey extraordinary information, outside of routine business matters, directly to non-management directors: *i.e.*, to those who have the statutory duty to investigate and act upon information that management might prefer that they not have. Protecting that free flow of extraordinary information does indeed "raise policy issues so significant that it would be appropriate for a shareholder vote."

Since the July Staff Bulletin, the Commission has again made clear that a broad reading of "ordinary business" should not now be used to exclude shareholder proposals that seek to protect the flow of accurate corporate information. This December, the Division responded to direction from the Commission and granted a shareholder's appeal with respect to a Staff no-action letter that had accepted National Semiconductor Corporation's "ordinary business" argument for excluding the proposal submitted by the United Brotherhood of Carpenters Pension Fund. That proposal requested that "the board establish a policy and practice of expensing in its annual income statement the cost of stock options issued to company executives." *National Semiconductor Corp.* (Dec. 6, 2002). The appeal had noted that restoration of shareholder confidence and of the integrity of financial reporting "all depend on shareholders' rights to express to management their insistence that corporate income statements must be complete and accurate." *Id.*, Appeal (July 31, 2002) at p. 21.

The Division's December 6 response noted that "The Commission has directed the Division to reconsider the matter and has recommended that the Division issue this response." *Id.*, Division Response at p.1. The response continued:

> After further consideration of the issues by the Division, as directed by the Commission, the Division does not concur in National Semiconductor's view that the United Brotherhood of Carpenters Pension Fund's proposal relates to ordinary business matters and, in the future, we will not treat shareholder proposals requesting the expensing of stock options as relating to ordinary business matters.

Id at p.2. In this case, the Division should provide that these Proposals, requesting specific, reasonable steps to give substance to the independence of non-management directors, also not be treated as "relating to ordinary business matters."

B. Regulatory Actions to Bolster the Position and Authority of Non-Management Directors have been the Direct Result of the Post-Enron Public Debate

The regulatory outpouring of the past year has left no doubt that efforts to give non-management directors the means to carry out their critical duties, and thereby to curtail scandalous "business as usual," are a critical check upon management's conduct of "ordinary business." Those oversight steps are certainly not themselves "ordinary business." The Division should reverse the Staff's outdated position in recognition that the intense public debate as to director independence has led to the repeated, recent affirmation by regulatory agencies that informed oversight by independent directors is of paramount importance in restoring investor confidence.

The Sarbanes-Oxley Act has mandated that all boards of public companies have audit committees whose members are all truly independent directors, and that companies must disclose whether at least one audit committee member is a financial expert. The Act further reinforces the new status of independent directors by requiring that audit committees have separate, adequate funding and advisors. The Commission is directed to enact rules to enforce those provisions.

See Sarbanes-Oxley Act, Sections 301 and 407.

Carrying out its mandate, the Commission has issued Proposed Rules Relating to Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The Release notes how corporate scandals "have highlighted the need for strong, competent and vigilant audit committees with real authority." Toward that end, the Proposed Rules require that there be means by which employees and others can express concerns about corporate accounting and other matters to the audit committee. The Commission's expressed policy on that point bolsters the timeliness and propriety of the Funds' own Proposals: "There must also be frank, open and clear channels of communication so that information can reach the audit committee." *Id.*

Following the passage of Sarbanes-Oxley, the NASD and the NYSE submitted to the Commission for approval their very similar new listing standards that emphasize the need for meaningful and effective director independence, a concept at the core of the Funds' Proposal. Both sets of standards would require that all listed companies have a majority of independent directors, which must hold their own executive sessions; and have separate nominating, compensation and/or and corporate governance committee composed mainly or entirely of independent directors. *See* NASD Rule Filing SR-NASD-2002-141 (Oct. 9, 2002), amended (March 17, 2003); NYSE Corporate Governance Rule Proposal, SR-NYSE-2002-33 (August 16, 2002). The NYSE added another requirement, which is consistent with the SEC's Proposed Rules, and in no way inconsistent with the NASD's proposed listing standards: "In order that interested parties may be able to make their concerns known to the non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." NYSE Corp. Gov. Rule Proposal at p. 7. That standard was a source for the Funds' Proposals.

All of these extraordinary regulatory developments, the product of intense public debate, show that the Funds' Proposals calling for channels of communication between shareholders and the non-management directors are anything but "ordinary business." The Division should take action that accords with the letter and spirit of these critical developments, and reverse the Staff's issuance of the No-Action Letters.

C. The Companies' Arguments, Accepted by the Staff, Ignored All of the Regulatory Changes of the Past Year

The Companies argued in their letters to the Staff as if the statutes, regulations, and standards of the past year providing a special status for non-management directors had never been enacted. The Companies made no mention whatsoever of any law, regulation, release or no-action letter dated after the revelation of the Enron scandal, let alone after the passage of the Sarbanes-Oxley Act. Instead, the Companies' letters emphasized earlier Commission language that matters "fundamental to management's ability to run a company a day-to-day basis" are not proper subjects for shareholder proposals – though the Proposals have nothing to do with communications with management, or with management's duties. In assessing those arguments, the Staff, regrettably, did not recognize that the new regulatory framework has given rise to a need for the independent directors to hear directly from, and to reply to, the public shareholders. That communication is outside of the ordinary business of "day-to-day" communications to and from management. The Division should reverse the Staff's position and thereby permit shareholders to tell the Companies by their votes that they need a dedicated channel of communication with their independent directors.

The main no-action letters upon which the Companies relied have little relevance to this new issue of contact with the independent directors. The proposal in *Jameson Inns, Inc.* (May 15, 2001) cited by both Companies had three subparts, two of which dealt with communications with management, and only one with communications with independent directors. The no-action letter in *Jameson* may well have been issued to response to the first two subparts. The proposal in *Irvine Sensors Corporation* (Jan. 2, 2001) cited by Advanced Fiber dealt only with communications with management. The proposal in *Chevron Corp.* (Feb. 8, 1998) cited by PeopleSoft did not mention communications with independent directors; it only related to a proposed ombudsman in whose selection an independent director would take part. All of the letters cited by the Companies were issued well before the corporate scandals, public debate, and the legislative and administrative responses irrevocably changed the regulatory landscape to require separate status and authority for non-management directors. Those changes in the landscape require that shareholders be given the chance to vote to protect further the independence and authority of their non-management directors.

IV. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Funds' Proposal is far from ordinary business, and the Commission should reverse the Staff's concurrence with the Companies' arguments as to 14a-8(i)(7).

Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP

Paul C. McCoy, Esq.
Pillsbury Winthrop LLP

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

(4)

April 25, 2003

BY FAX AND FIRST-CLASS MAIL

Alan L. Beller
Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Submission of the Staff No-Action Letters to Advanced Fiber Communications, Inc and PeopleSoft, Inc (March 10 and 14, 2003) to the Full Commission for Review

Dear Mr. Beller:

This letter is in reply to the April 14, 2003 letters from the respective counsel for PeopleSoft, Inc. and Advanced Fiber Communications, Inc. (the "Companies"), and in further support of the March 28, 2003 request of the New York City Pension Funds (the "Funds") that the Division submit to the full Commission for review the Staff no-action letters (the "No-Action Letters") to the Companies.

The Funds' Proposal is focused on facilitating shareholder communications with independent directors on corporate governance matters. This is not, as the Companies claim, an issue of ordinary business relating to the mechanics of routine communications. Rather, the face of the Proposal shows that focus on corporate governance. Thus, the Proposal, in its second paragraph, states that the NYSE, "recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management." The Proposal continues by emphasizing how direct communications between shareholders and non-management directors would help achieve that aim. Even were scrutiny limited to the "Resolved" clause, that clause explicitly refers to "the applicable standard adopted by the New York Stock Exchange Board of Directors." That NYSE release was titled "Corporate Governance Rule Proposals," and deals with corporate governance from its opening sentence. The Proposal thus relates only to communications on matters of corporate governance. Indeed, in light of that consistent narrow focus, the requested 'Office of the Board of Directors' could properly decline to forward communications from shareholders that dealt instead with day-to-day business matters.

This issue is a novel one of substantial public interest. It is novel because even as there have been dramatic changes in the law and regulations affecting the role and powers of independent directors, there is no Commission precedent from the post-Enron era that addresses the issue of communications with those directors. At the same time, the Commission has continued to recognize the intense public interest in strengthening the checks upon management. It recently set as priorities: reviewing the proxies rules to improve corporate governance; and ensuring that independent directors, such as those serving on audit committees, have access to all information they need.

On that first priority, the SEC has just issued a press release "Commission to Review Current Proxy Rules and Regulations to Improve Corporate Democracy," 2003-46, April 14, 2003, announcing that the SEC had "directed the Division of Corporation Finance to examine current proxy regulations and develop possible changes to those regulations to improve corporate democracy." According to that release, Chairman William Donaldson stated that "the time has come for a thorough review of the proxy rules and regulations to ensure that they are serving the best interests of today's investors, while at the same time, fostering sound corporate governance and transparent business practices." Commission review of these No-Action letters on corporate governance communications would further those ends. Review would help ensure that the shareholders' voice is heard, first at annual meetings, and later by those charged with overseeing management's governance and business practices.

On that second priority, in an April 9, 2003 Final Rule Release, "Standards Relating to Listed Company Audit Committees," No. 33-8220, the Commission once again emphasized the need for a free flow of information for audit committees, as they provide "a forum separate from management in which auditors and other interested parties can candidly discuss concerns." The Release added:

> Since the audit committee is dependent to a degree on the information provided to it by management and internal and outside auditors, it is imperative for the committee to cultivate open and effective channels of information. Management may not have the appropriate incentives to self-report all questionable practices. . .

Id. The reasoning is generally applicable to non-management directors, in the varied oversight roles in which they serve, and for all of which they need broad access to unfiltered information.

The Funds submit that in light of both of those recent developments, the Commission should consider whether the first precedent of this new regulatory era on communications with independent directors should be one that allows companies to bar a vote on establishing channels of communications to convey corporate governance concerns to those directors.

The Funds respectfully request that the Division present the appeal on this issue of corporate governance to the full Commission for decision.

Sincerely,

Richard S. Simon

Cc: Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP

Paul C. McCoy, Esq.
Pillsbury Winthrop LLP

5

THE NEW YORK TIMES, SUNDAY, SEPTEMBER 21, 2003

In String of Corporate Troubles, Critics Focus on Boards' Failings

'Missed Warning Signals,' Enron to the N.Y.S.E.

By KURT EICHENWALD

Enron. WorldCom. And now the New York Stock Exchange.

The connections are far from tenuous among the corporate world's biggest scandals and the tumult that unfolded at the Big Board after the revelation of its chief executive's huge payout. Indeed, a critical theme runs through the disparate events that sent Enron and WorldCom into bankruptcy and that cost the exchange's longtime boss, Richard A. Grasso, his job last week: All can be traced to a failure on the part of a board of directors to handle its responsibilities, legal and financial experts said.

"Corporate governance" — the system of controlling and directing a business — is one of those five-dollar business terms that make most investors' eyes glaze over. It draws up images of staid boardrooms where directors, top-rank professionals who have been elected by shareholders or other owners, pore through corporate strategies, challenging managers on every detail to protect the interests of investors, employees and the community.

But often, the reality is far different. The board chairman, who is the top director, is often the chief executive, or top manager, as well.

Boards themselves are frequently packed with the chairman's friends and associates, who are unlikely to be rabble-rousers. In the end, such directors, corporate governance experts said, are likely to trust their friends and approve management's ideas with few objections.

Concern about the quality of corporate governance has been growing since the 1980's, and in recent years there has been a particular push to enact changes on boards. But the conflicts continue. The result, experts said, can be seen in several corporate disasters in which directors made decisions with results that they did not seem to understand fully until it was too late.

"Go back to all those corporate scandals, and it all comes down to a board that missed warning signals," said Charles Elson, director of the Weinberg Center for Corporate Governance at the University of Delaware. "The question is why, but the answer is easy. They were conflicted. And the same thing happened at the New York Stock Exchange."

At Enron, directors approved a program to lock in the value of the company's investments, even though few of them understood it; the program ultimately helped drive the company into bankruptcy.

At WorldCom, directors approved a loan package for its chief executive, Bernard J. Ebbers, without fully realizing that the company was pouring hundreds of millions of dollars out the door to him.

At the exchange, directors approved a pay package that provided Mr. Grasso with $139.5 million in deferred pay and retirement benefits. Directors now say they did not understand how much money they were actually committing to Mr. Grasso.

The problems created by conflicts

Continued on Page 34

Critics Focus on Failings of Boards

Continued From Page 1

and a lack of director independence are far from limited to the companies that have captured the headlines, experts on governance said. Rather, they said, such problems are common throughout the business world.

"At the New York Stock Exchange, we are talking about a board with a combined chairman and C.E.O., with a conflicted board that was mainly handpicked by the chairman and we are talking about excessive secrecy," said Stephen Davis, president of Davis Global Advisors, an international corporate governance consulting firm based in Boston.

"And the fact is, that is garden variety corporate governance in America," Mr. Davis said. "For all the hue and cry about poor governance at the exchange, these kinds of sleepy boards are commonplace all across the nation."

But because the exchange is also a primary regulator for the marketplace — overseeing brokers and establishing listing standards for public companies — failures of corporate governance there can have far greater ramifications.

"Any of the issues you saw in the regular companies, with a board not acting with vigilance in representing the interests of investors, you would see more pronounced and more important at the N.Y.S.E., given the broader scope of interests that they are representing," said Peter Wysocki, an assistant professor at the M.I.T. Sloan School of Management.

It is not as if the exchange was unaware of the relationship between board conflicts and companies in trouble. As several corporate scandals shook Wall Street, the N.Y.S.E., led by Mr. Grasso, issued a call for greater independence of corporate board members. And the Big Board itself was beginning to look at internal changes; among its first efforts was greater public disclosure — on matters like Mr. Grasso's pay.

But those steps have been minor compared with the exchange's vocal support for change at its listed companies. "The exchange was saying all the right things, but in the end it wasn't eating its own cooking," Sarah Teslik, the executive director of the Council of Institutional Investors in Washington, said.

Indeed, critics say the Big Board's governance problems are more complex and harder to cure than at any public company. The conflicts at most companies are largely between the interests of management and those of shareholders. But at the exchange, the conflict is built into the very nature of the organization's structure.

Close Ties

Nearly half of the members of the board of the New York Stock Exchange are supposed to represent the public, but many of them have or had close ties to the securities industry.

PUBLIC DIRECTORS (12 slots)	
Madeleine K. Albright	*Former secretary of state*
Herbert M. Allison Jr.	*TIAA-CREF*
Carol A. Bartz	*Autodesk*
Laurence D. Fink	*BlackRock Inc.*
William B. Harrison Jr.	*J.P. Morgan Chase*
Andrea Jung	*Avon Products*
Mel Karmazin	*Viacom*
Peter N. Larson	*Formerly of Brunswick Corp.*
Gerald M. Levin	*Formerly of AOL Time Warner*
H. Carl McCall	*Former New York State comptroller*
Jürgen E. Schrempp	*DaimlerChrysler*
Larry W. Sonsini	*Wilson Sonsini Goodrich & Rosati*
SECURITIES INDUSTRY (12 slots; one currently vacant)	
James E. Cayne	*Bear Stearns*
James M. Duryea	*J.M. Duryea*
Robert B. Fagenson	*Fagenson & Co.*
Kenneth G. Langone	*Invemed Associates*
George C. McNamee	*First Albany Companies*
John J. Mack	*Credit Suisse Group*
E. Stanley O'Neal	*Merrill Lynch*
Henry M. Paulson Jr.	*Goldman Sachs*
Philip J. Purcell	*Morgan Stanley*
Christopher C. Quick	*Fleet Specialist*
William B. Summers Jr.	*McDonald Investments*
EXCHANGE OFFICERS (three slots; one currently vacant)	
Robert G. Britz	*Co-president and chief operating officer*
Catherine R. Kinney	*Co-president and chief operating officer*

Source: New York Stock Exchange



Reuters



Associated Press

Richard A. Grasso, left, the former chief of the New York Stock Exchange, and Bernard J. Ebbers, the former chief of WorldCom. Questions arose after they received lucrative deals from their boards.

Page 34 (Contd)

The Big Board is an unusual hybrid. On one hand, it is a private entity created to advance the commercial interests of its members, including investment houses and trading firms. On the other hand, it is also a quasi-public organization charged with protecting investors against abuses by the very same investment houses and trading firms.

In its own description of its responsibilities, the exchange proclaims that its "ultimate constituency" is the investing public. Yet those investors do not participate in selecting directors, and because of the Big Board's limited public disclosures, they have little real knowledge of how the exchange is acting on their behalf.

"I would argue that the customer of the exchange ultimately is the investor," said Gary Findlay, executive director of the Missouri State Employees' Retirement System. "But the structure has been one that essentially serves Wall Street."

The division between the interests of the public and the exchange's members creates an unresolvable governance problem, Ms. Teslik said. "The board can't work with this conflict," she said. "If the regulatory responsibilities get separated out, the governance issues go away. But if you don't separate the regulatory responsibilities, I don't know of a governance structure that can handle the conflicts."

Separation of regulatory functions from other business functions has already occurred at other quasi-public institutions. For years, the National Association of Securities Dealers ran Nasdaq and regulated its members. But starting in 1995, under pressure from the Securities and Exchange Commission, the N.A.S.D. separated itself into three entities: a parent company representing broker dealers, a for-profit exchange, and a not-for-profit regulatory group.

Friends of the chairman are unlikely to be rabble-rousers.

"The regulatory aspect of the business requires a great deal of attention," said Eleanor Bloxham, president of The Value Alliance, a consulting firm in Westerville, Ohio, that advises corporate boards on governance issues. "And if you have got a board that is thinking of this more in terms of a business entity, then there are a whole additional and conflicting set of issues being dealt with."

But beyond the conflicts, Big Board governance has also been undermined for years by secrecy. With a small group of people running the board — most with backgrounds in the clubby, moneyed world of finance — an objective assessment of the appropriateness of Mr. Grasso's compensation would have been even harder to come by.

"When you get people on the board who are controlling the decisions on things like this, who have hundreds of millions or billions of dollars, they seem to lose perspective on reality," said Russell S. Reynolds Jr., chairman of The Directorship Search Group Inc., a corporate consulting firm.

"They probably don't realize that instead of paying the guy $30 million, they could hire a guy who could do the job just as well for 3 percent of that," Mr. Reynolds said.

Still, some experts said that the tumult at the New York Stock Exchange was a good thing because it would force the exchange to take a hard look at itself and move substantially toward improving its governance.

"I think this is a great opportunity," Peggy Foran, vice president of corporate governance at Pfizer Inc., said of the events of the past few weeks. Pfizer is listed on the exchange.

"It was only going to get better over time anyway, but now it is going to get better much faster," Ms. Foran said.